Exhibit 2

TOWER SEMICONDUCTOR LTD.

INSTRUCTIONS AS TO USE OF
SUBSCRIPTION RIGHTS CERTIFICATES

The following instructions relate to a rights offering (the “Rights Offering”) by Tower Semiconductor Ltd., an Israeli company (“Tower”), to the holders of its ordinary shares as described in Tower’s prospectus supplement dated June 4, 2013 (the “Prospectus Supplement”).  Each holder of record of ordinary shares at the close of business on June 13, 2013 (the “Record Date”) will receive one transferable subscription right (the “Subscription Right”) for each 44 ordinary shares held by it at the Record Date.  Each Subscription Right entitles the holder to purchase, at a subscription price of $20.00, four ordinary shares, six Series 8 warrants and five Series 9 warrants.  See “The Rights Offering” in the Prospectus Supplement.

No fractional Subscription Rights or cash in lieu thereof will be issued or paid.  Fractional Subscription Rights will be rounded down to the nearest whole number.  However, we understand that some members of the Tel Aviv Stock Exchange, which we refer to as the TASE, may record fractional securities (Subscription Rights, ordinary shares and/or warrants) for the accounts of beneficial owners who hold through TASE members.

The Subscription Rights will expire at 5:00 p.m., Eastern Daylight Time (midnight Israel time), on June 27, 2013 (the “Expiration Date”).  Any Subscription Rights not exercised at or before that time will expire worthless without any payment to the holders of those unexercised rights.

The number of Subscription Rights to which you are entitled is printed on the face of your Subscription Rights Certificate.  You should indicate your wishes with regard to the exercise of your Subscription Rights by completing the appropriate section on the back of your Subscription Rights Certificate and returning the Subscription Rights Certificate to the Rights Agent in the envelope provided.

Your Subscription Rights Certificate must be received by the Rights Agent on or before the Expiration Date.  Payment of the Subscription Price of all Subscription Rights exercised must be received by the Rights Agent on or before the Expiration Date.  You cannot revoke your exercise of your Subscription Rights.  In case you hold Subscription Rights through a broker or other nominee, you should verify with your broker or nominee by when you must deliver your instruction.

Methods for Exercise of Rights.

American Stock Transfer & Trust Company, LLC ("AST") will act as the U.S. rights agent (the "Rights Agent") in connection with the rights offering with respect to holders of our ordinary shares that are registered on our shareholder register maintained by AST the transfer agent of our ordinary shares, including shares registered in the name of Cede & Co for the benefit of brokers, dealers, banks and other nominees (other than the TASE Clearing House). AST, which is also the warrant agent for our Series J Warrants, will also act as rights agent for Series J Warrant holders.

If you are a record owner of our ordinary shares, you may exercise your rights by delivering a signed subscription rights certificate to AST, our Rights Agent, together with payment in full of the subscription price for all shares and warrants subscribed for through the exercise of the subscription right, by 5:00 p.m., Eastern Daylight Time (midnight, Israeli time) on June 27, 2013.  Completed subscription rights certificates of record holders and payment for the exercise of your rights must be sent to the Rights Agent by one of the methods described below

Exercises through AST

If delivering to AST by hand, express mail, courier, or other expedited service:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042
If delivering by hand, express mail, courier,
or other expedited service:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

If you are a US record holder (excluding employees and directors), delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, may be rejected by us.

All payments to the Rights Agent must be in U.S. dollars by bank check drawn upon a United States bank and payable to “American Stock Transfer & Trust Company, LLC, as Rights Agent.”  Payment also may be made by wire transfer to the account maintained by AST for this rights offering at JP Morgan Chase, 55 Water St., New York, N.Y. 10041, ABA # 021000021, A/C # 530-354624, Beneficiary: American Stock Transfer, Reference: “AST as Depository Agent for Tower Semiconductor Ltd.”, with reference to the rights holder's name. JP Morgan Chase’s swift code is: CHASUS33.

If you are a record holder of our ordinary shares that is registered on our shareholder register maintained by AST and you reside in Israel, rather than exercising via the U.S. Rights Agent, you may, at your option, exercise your subscription rights by delivering your executed subscription rights certificate by registered mail to Tower Semiconductor Ltd. Attention Finance department P.O. Box 619, Migdal Haemek, Israel, 23105, Attention: Finance Department, or by email to rights_offering@towersemi.com  accompanied by evidence of a wire transfer or a bank check drawn on a bank located in Israel payable to “Tower Semiconductor Ltd.”   Payment to us may be in U.S. dollars or in NIS (if in NIS then at the representative rate of exchange most recently published by the Bank of Israel at the time of payment).  Any wire transfer to us should be sent to the following account of Tower Semiconductor Ltd.: Bank Leumi Le Israel, 21 Jafa St. Haifa 33262 Israel, Branch #876, Account No. 32280024, IBAN: IL26 0108 7600 0003 2280 024; SWIFT CODE: LUMIILITTLV, with reference to the rights holder’s name.   Completed subscription rights certificates and related payments must be received by us prior to 5:00 p.m., Eastern Daylight Time (midnight, Israel time), on June 27, 2013.

The Rights Agent will segregate all funds received prior to the final payment date pending proration and distribution of the ordinary shares.

The method of delivery of subscription rights certificates and payment of the subscription price to the Rights Agent or us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Rights Agent or us and clearance of payment prior to 5:00 p.m., Eastern Daylight Time (midnight, Israel time), on June 27, 2013.

Whichever of the methods described above is used, issuance of the ordinary shares and warrants is subject to collection of checks and actual payment.

If a participating rights holder who subscribes for shares and Warrants as part of the subscription right does not make payment of any amounts due by the expiration date, the Rights Agent or Tower, as applicable, reserves the right to apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of ordinary shares and warrants which could be acquired by such participating rights holder upon exercise of their subscription rights.

Nominee Holders

If you are a broker, a trustee or a depositary for securities that holds our ordinary shares for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares as soon as possible of the issuance of the rights to find out such beneficial owners’ intentions.  You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner so instructs, you should complete the appropriate subscription certificates.  A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate subscription certificates and certifications and proper payment to us.

Guaranteed Delivery Procedures in the United States

If you want to exercise your rights, but time will not permit your rights certificate to reach AST, our Rights Agent, prior to 5:00 p.m., Eastern Daylight Time (midnight, Israel time), on June 27, 2013 , you may exercise your subscription rights if you send, and the Rights Agent receives, (i) payment in full of the subscription price for the rights being exercised and (ii) a guarantee notice substantially in the form of the notice of guaranteed delivery (“Notice of Guaranteed Delivery”) delivered with the Subscription Rights Certificate, from a financial institution having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of FINRA stating the certificate number of the Subscription Certificate relating to the Rights, the name and address of the exercising subscriber, the number of Rights represented by the Subscription Certificate held by such exercising subscriber, the number of ordinary shares and Warrants being subscribed for pursuant to the Rights and guaranteeing the delivery to the Rights Agent of the Subscription Certificate evidencing such Rights within three (3) NASDAQ trading days (“Trading Days”) following the date of the Notice of Guaranteed Delivery, then the Rights may be exercised even though the Subscription Certificate was not delivered to the Rights Agent prior to 5:00 P.M., Eastern Daylight Time, on the expiry date, provided that within three Trading Days following the date of the Notice of Guaranteed Delivery the Rights Agent receive the properly completed Subscription Certificate evidencing the Rights being exercised, with signatures guaranteed if required.

General

All questions as to the timeliness, validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted.

We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the rights offering or not in proper form or if the acceptance thereof or the issuance of our ordinary shares thereto could be deemed unlawful.  We reserve the right to waive any deficiency or irregularity with respect to any subscription rights certificate.  Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion.  We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Rights Transferable

The subscription rights may be transferred but will not be tradable on any United States stock exchange. The rights will be tradable on the TASE for one day on June 24, 2013.  Beneficial holders in the United States should check with their respective brokers as to whether they have the ability to trade their rights on the TASE. Note that the normal procedures for trading involving the TASE Clearing House’s Depository Trust Company account are not available.  Instead, subscription rights held in US brokerage and other nominee accounts that are DTC participants must be transferred to an account with an Israeli broker who is a TASE member. This process must be commenced immediately to provide sufficient time for the rights to be transferred to an Israeli broker if so desired. Registered holders should check the applicable procedures required by AST to transfer their certificates to the name of an Israeli nominee.

Delivery of Shares and Warrants

The issuance of ordinary shares and warrants purchased in the rights offering will be made as soon as practicable after the expiration date.

If you are a record holder of our ordinary shares , and the Rights Agent has received your duly completed rights certificate and your payment has cleared, book-entry notifications representing the ordinary shares and Warrants that you acquired in the rights offering will be mailed to you promptly after such date.

Beneficial owners of our ordinary shares or Series J Warrants whose shares are held by a nominee, such as a broker, dealer or bank, rather than in their own name, will have any ordinary shares and Warrants acquired in the rights offering credited to the account of such nominee on such date.  Shareholders whose ordinary shares are held of record by Cede & Co. on their behalf or on behalf of their broker, dealer, bank or other nominee that is a DTC member (other than the TASE Clearing House) will have any ordinary shares and Warrants that they acquire in the rights offering issued in the name of Cede & Co.

Some option holders will have any shares and warrants that they acquire in the rights offering deposited in the account of the employee option trustee for such employee’s benefit or, in our discretion, in such other manner as may be appropriate in such employee’s jurisdiction.

If You Have Questions

If you have any questions or need further information about the rights offering, please contact our Information Agent for the rights offering AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910 or, if you are located in Israel, you may also contact our Director of Investor Relations, Noit Levi at noit.levi@towerjazz.com, or CCG Investor Relations / Kenny Green, (646) 201 9246/towersemi@ccgisrael.com.

Substitute Form W-9.

Each Rights holder who elects to exercise the Subscription Rights through the Rights Agent and who is a U.S. person should provide the Rights Agent with a correct Taxpayer Identification Number (“TIN”) and, where applicable, certification of such Rights holder’s exemption from backup withholding on Substitute Form W-9, which is included in this package of subscription materials.  Each Rights holder who elects to exercise the Subscription Rights through the Rights Agent and who is not a U.S. person should provide the Rights Agent with certification of such Rights holder’s foreign status on a Form W-8.  Additional copies of the Substitute Form W-9 and copies of Form W-8 may be obtained upon request from the Rights Agent at the address indicated above.  Failure to provide the information on the form may subject such holder to 30% federal income tax withholding with respect to any proceeds received by such Rights holder.

MUST BE COMPLETED BY TENDERING HOLDER(S) WHO ARE U.S. PERSONS

PAYER'S NAME:  Tower Semiconductor Ltd.

SUBSTITUTE	Part 1 - PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND	TIN:

Form W-9	CERTIFY BY SIGNING AND DATING BELOW	Social Security Number or

Department of the Treasury		Employer Identification Number

Internal Revenue Service

Payer's Request for Taxpayer	Part 2 - TIN Applied for ☐
Identification Number (“TIN”)

Certification: Under penalties of perjury, I certify that:

(1)	the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me);

(2)
I am not subject to backup withholding either because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the attached Guidelines.)

SIGNATURE	DATE

NOTE:
FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU IN CONNECTION WITH THE RIGHTS OFFERING.  PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING (OR WILL
SOON APPLY FOR) A TAXPAYER IDENTIFICATION NUMBER

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future.  I understand that if I do not provide a taxpayer identification number before reportable payments are made, all reportable payments made to me will be subject to backup withholding until I provide such number.

DATE	SIGNATURE

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer.

Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

The table below will help determine the taxpayer identification number to give the payer.

Give the EMPLOYER IDENTIFICATION number of	For this type of account	Give the SOCIAL SECURITY number of	For this type of account
The owner 3	6. Sole proprietorship	The individual	1. Individual
The legal entity 4	7 A valid trust, estate, or pension trust	The actual owner of the account, or if combined funds, the first individual on the account1	2 Two or more individuals (joint account)
The corporation	8. Corporate	The minor 2	3. Custodian account of a minor (Uniform Gift to Minors Act)
The organization	9. Association, club, religious, charitable, educational, or other tax-exempt organization	The grantor-trustee 1 The actual owner 1	4. a. The usual revocable savings trust account (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law
The partnership	10. Partnership	The owner 3	5. Sole proprietorship
The broker or nominee	11. A broker or registered nominee
The public entity	12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)	Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9
Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Security Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempt from backup withholding include:

•
An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

•
The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

•	An international organization or any agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

•	A corporation.

•	A financial institution.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

•	A real estate investment trust.

•	A common trust fund operated by a bank under Section 584(a).

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A middleman known in the investment community as a nominee or who is listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A foreign central bank of issue.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

•	Payments to nonresident aliens subject to withholding under Section 1441.

•	Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

•	Payments of patronage dividends not paid in money.

•	Payments made by certain foreign organizations.

•	Section 404(k) payments made by an ESOP.

Payments of interest generally exempt from backup withholding include:

•
Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

•	Payments of tax-exempt interest (including exempt- interest dividends under Section 852).

•	Payments described in Section 6049(b)(5) to nonresident aliens.

•	Payments on tax-free covenant bonds under Section 1451.

•	Payments made by certain foreign organizations.

•	Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file Form W-9 or a substitute Form W-9 to avoid possible erroneous backup withholding. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE THEREOF, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Privacy Act Notice

Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally backup withhold on taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)
Failure to Furnish TaxpayerIdentification Number - If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding - If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information - Willfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT
OR THE INTERNAL REVENUE SERVICE